Exhibit A

TECHNOLOGY RESEARCH CORPORATION
NOMINATING COMMITTEE CHARTER

PURPOSE AND RESPONSIBILITIES

The Nominating Committee (the "**Committee**") is intended to assist the Board of Directors of Technology Research Corporation, Inc. (the "**Company**") in fulfilling its oversight responsibilities under the Nasdaq National Market ("**Nasdaq**") listing standards and Florida law. As such, the Committee shall be responsible for identifying individuals qualified to serve on the Board of Directors, consistent with criteria approved by the Board of Directors, and to recommend that the Board of Directors select a slate of director nominees for election by the stockholders of the Company at the annual meeting of the stockholders of the Company, in accordance with the Company's Certificate of Incorporation and Bylaws as registered with the State of Florida.

COMPOSITION OF THE COMMITTEE

The members of the Committee shall be the independent directors under the Nasdaq requirements and shall be appointed by the Board of Directors. The then-current members of the Committee shall make recommendations for future appointments to the Committee, but the final appointment decision shall rest with the Board of Directors. The Chairman of the Committee shall be designated by the Board of Directors. In the absence of the Chairman, the members of the Committee may designate a chairman by majority vote. **The Board of Directors may, at any time, remove one or more directors as members of the Committee and may fill any vacancy on the Committee.** The Committee may form and delegate authority to subcommittees when appropriate.

NOMINATING FUNCTION OF THE COMMITTEE

At least annually, the Committee shall review with the Board of Directors the appropriate skills and characteristics required of Board of Directors members. The full Board of Directors shall remain responsible for selecting nominees and recommending them for election by the stockholders. The Committee is responsible for developing and implementing the screening process necessary to identify qualified candidates. As a part of its screening process, the Committee shall:

- evaluate a candidate's independence from the Company's management and other principal service providers, and the effect of any relationships that might impair independence, *e.g.,* business, financial or family relationships with the Company's management or other service providers; and

- consider candidates proposed by an executive officer, by any director or by any stockholder, in accordance with procedures established by the Committee from time to time.

The Committee may determine, from time to time, the advisability of retaining any search firm or consultant to assist in the identification and evaluation of candidates for membership on the Board of Directors. The Committee has the sole authority to retain, at Company expense, and terminate any such search firm or consultant, including sole authority to approve the fees to be paid to such firm or consultant and all other retention terms.

On an annual basis, the Committee shall evaluate the membership of the committees of the Board of Directors. The Committee shall provide to the full Board of Directors the results of its evaluation, together with the Committee's recommendation as to committee chairperson and members during the upcoming year, for consideration by the Board of Directors in connection with the annual committee appointment process. In the event of a vacancy on any of the committees of the Board of Directors, the Committee shall provide its recommendation regarding a replacement committee member to the full Board of Directors.

The Nominating Committee is responsible for presenting the slate of candidates, including existing Directors, who wish to place their name(s) to be re-elected to the Board of Directors.

The Committee shall perform any other activities consistent with this charter, the Company's Certificate of Incorporation and Bylaws and governing law as the Committee or the Board of Directors deems appropriate.

COMMITTEE MEETINGS

The Committee shall meet at least once per year. Other meetings may be held at the discretion of the Chairman of the Committee. Minutes of each of these meetings shall be recorded and provided to the Chairman of the Board for inclusion in the Committee Minutes Book.